Sandra Leung
Vice President & Secretary	May 10, 2005

VIA FEDERAL EXPRESS

Cecilia D. Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	Response by Bristol-Myers Squibb Company —File No. 1-1136

Dear Ms. Blye:

I am writing on behalf of Bristol-Myers Squibb Company (“BMS”) to respond to your letter to our Chief Executive Officer Peter Dolan dated March 25, 2005 (the “March 25 Letter”). The March 25 Letter inquires about the extent and materiality of any BMS operations in Iran and North Korea, noting that BMS lists in its 10-K filing for fiscal year 2004 the following subsidiaries:

Bristol Iran Private Company Limited

Bristol (Iran) S.A.

BMS Pharmaceutical Korea B.V.

BMS Pharmaceutical Korea Limited.

A.	North Korea

BMS Pharmaceutical Korea B.V. and BMS Pharmaceutical Korea Limited have no physical presence in North Korea. Neither these two entities nor any other BMS affiliate made any sales into North Korea in 2004. We therefore believe that there is no material investment risk to BMS security holders arising from BMS affiliates located in or doing business with North Korea.

B.	Iran

In response to a request from the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), BMS informed that agency in a letter dated May 5, 2004, that

Cecilia D. Blye

Chief, Office of Global Security Risk

May 10, 2005

File No. 1-1136

Bristol Iran Private Company Limited and Bristol (Iran) S.A. are dormant legal entities, and indeed that BMS believes they have been dormant since the time of the Iranian Revolution in 1979 or shortly thereafter. BMS is not aware of any commercial activities by these two affiliates during the period of their dormancy.

The March 25 Letter requests a description of the extent of BMS’s operations in Iran, the materiality of any such operations, and the Company’s view as to whether any such operations constitute a material investment risk to BMS security holders. Other than the dormant entities described above, BMS has no ongoing physical presence in Iran. In light of this fact, BMS believes that there is no material investment risk to BMS security holders stemming from BMS affiliates located in Iran.

To the extent that the reference to “operations” in the March 25 Letter is intended to encompass sales into Iran by BMS and its affiliates, we provide herewith information about such sales activities in 2004. Because Iran is subject to comprehensive U.S. trade and economic sanctions, BMS endeavors to ensure that any dealings with Iran by BMS and its affiliates are fully consistent with U.S. laws and regulations. BMS and certain of its affiliates have secured licenses to supply medical and nutritional products to Iran under a humanitarian export licensing program administered by OFAC. Pursuant to such OFAC licenses, BMS and certain affiliates have made limited sales in Iran.

BMS is aware that in isolated cases certain non-U.S. BMS affiliates that are incorporated under non-U.S. law and operate outside the United States independently choose to sell medical and nutritional products to Iran without any prohibited involvement of U.S. persons or prohibited special-ordering of U.S. products or ingredients. In this respect, the BMS Legal Department is satisfied that such limited transactions by non-U.S- BMS affiliates are in compliance with the U.S. sanctions against Iran. In addition, BMS understands that sales of a certain joint-venture product may be made to Iran by BMS’s non-U.S. partner. While BMS is not involved in such sales or operational support thereof, BMS ultimately shares a portion of the proceeds of such sales, consolidated with proceeds from sales of the same product around the world.

The volume of sales to Iran — pursuant to OFAC licenses, by non-U.S. BMS affiliates consistent with U.S. law, and by a non-U.S. third party pursuant to a joint venture arrangement described above — in 2004 was not material. Taking into consideration the limited volume of these sales and BMS’s efforts to ensure compliance with the U.S. sanctions against Iran, BMS does not believe that such business activities individually or in the aggregate constitute a material investment risk for BMS security holders.

Cecilia D. Blye

Chief, Office of Global Security Risk

May 10, 2005

File No. 1-1136

Finally, please be advised that this letter contains commercial and financial information about BMS and its business that is privileged and confidential and which is, therefore, exempt from the public access provisions of the Freedom of Information Act, 5 U.S.C. § 552. Such information, if disclosed, could adversely affect the financial and competitive position of BMS and the normal conduct of its business operations. Accordingly, BMS requests that this letter be withheld in the event of a demand for its disclosure. BMS understands that in the event of such a demand your Office will give it prompt notice and opportunity to be heard prior to taking any action to disclose.

Sincerely,

/s/ Sandra Leung
Sandra Leung VP & Corporate Secretary